UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

McCORMICK & COMPANY, INCORPORATED

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

579780206

(CUSIP Number)

ROBERT W. SKELTON, ESQUIRE

C/O McCORMICK & COMPANY, INCORPORATED

18 LOVETON CIRCLE

SPARKS, MARYLAND 21152

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 579780206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert J. Lawless

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 963,522(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 963,522 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 963,522 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1% (based on 15,709,000 shares of Common Stock issued and outstanding)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 719,576 shares of Common Stock which could be acquired within 60 days of May 6, 2005 pursuant to the exercise of stock options and 16,999 shares of Common Stock which are beneficially owned by virtue of the Reporting Person’s participation in the McCormick 401(k) Retirement Plan. Excluding these shares, Mr. Lawless owns 226,947 shares, or 1.4% of the outstanding shares of Common Stock.

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock (the "Common Stock") of McCormick & Company, Incorporated, a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 18 Loveton Circle, Sparks, Maryland 21152.

Item 2.	Identity and Background
(a) This statement is being filed by Robert J. Lawless (the "Reporting Person"), individually.
(b) The business address of the Reporting Person is 18 Loveton Circle, Sparks, Maryland 21152.
(c) The Reporting Person's present principal occupation is Chairman of the Board, President and Chief Executive Officer of the Issuer.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a Canadian citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person is an executive officer of the Issuer and, in addition to compensation in cash, receives compensation in the form of shares of Common Stock of the Issuer pursuant to the terms of the Issuer’s Mid-Term Incentive Plan.  The Issuer also grants to the Reporting Person options to purchase shares of Common Stock pursuant to the Issuer’s Stock Option Plan and Long-Term Incentive Plan.  The Reporting Person used personal funds for the exercise price for such shares.

Item 4.	Purpose of Transaction
See Item 3 above.

The Reporting Person does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (except that the Reporting Person is expected to continue to receive stock option grants and grants of securities of the Issuer pursuant to compensation plans maintained by the Issuer and may receive Common Stock upon exercise of stock options in the future); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c)a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d)any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g)changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his ownership of the shares of Common Stock he now owns and to take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in any manner permitted by law, all or a portion of the Common Stock which he now owns or may hereafter acquire.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information in Rows 11 and 13 of the cover page to this statement, relating to the aggregate amount and percentage of Common Stock beneficially owned by the Reporting Person, are incorporated herein by reference. The information in Rows 7, 8, 9 and 10 of the cover page of this statement, relating to the amount of Common Stock as to which the Reporting Person has: (i) sole voting power, (ii) shared voting power, (iii) sole dispositive power, and (iv) shared dispositive power, are incorporated herein by reference.

(c) The Reporting Person has effected no transactions in the Common Stock of the Issuer within the past sixty days except as follows: on April 15, 2005, as part of McCormick Dividend Reinvestment Plan, the Reporting Person acquired 1,046 shares of Common Stock at a price of $34.57 per share.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable

Item 7.	Material to Be Filed as Exhibits
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2005
Date
/s/ Robert J. Lawless
Signature
Robert J. Lawless
Name/Title